Exhibit 23.1
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Quidel Corporation for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, rights, stock purchase contracts, stock purchase units, and units and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements and schedule of Quidel Corporation, and the effectiveness of internal control over financial reporting of Quidel Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
August 26, 2010